Exhibit 99.1

Brenmiller Energy Completes Tempo bGen™ Component Manufacturing; On-Site Assembly and Project Commissioning On-Track for 2025

●	Brenmiller is replacing Tempo’s fossil fuel boilers with a bGen™ thermal energy storage system

●	The 32 MWh bGen™ system is expected to mitigate 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5M in energy costs over 15 years

●	Tempo, partially owned by Heineken International B.V., is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi

bGen system components ready for shipment from Brenmiller Energy’s gigawatt manufacturing facility to Tempo Beverages’ processing plant

Tel Aviv, Israel – December 31, 2024 — Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, announced today that preparatory groundwork for the project is being concluded and Brenmiller has selected and signed a local contractor to lead the implementation and construction phase of its flagship project for Tempo Beverages Ltd. (“Tempo”).

The contractor is responsible for ensuring that the construction and installation of Tempo’s bGen™ TES system complies with safety standards, includes mechanisms for supervision, reporting and coordination with Brenmiller, and stays on schedule. The Company is completing manufacturing of the bGen™ components, which are expected to be shipped for on-site assembly beginning in mid-January 2025.

“We’re pleased to share that manufacturing is nearing completion and that we’re on track to deliver on our promises to our customer, Tempo,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “The contractor we’ve selected has a proven track record for completing projects safely and on time, and we look forward to showing continued progress towards our goal.”

Once commissioned, Brenmiller’s bGen™ ZERO TES system will replace Tempo’s fossil fuel boilers and serve as the beverage processor’s primary heat source. The switch from heavy fuel oil to electricity is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years.

About bGen™

bGen™ ZERO is Brenmiller’s TES system, which converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ ZERO charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ ZERO also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ ZERO was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ ZERO thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the company on X and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the company is using forward-looking statements in this press release when it discusses: the expected timeline for its flagship project for Tempo; that, once commissioned, Brenmiller’s bGen™ ZERO TES system will replace Tempo’s fossil fuel boilers, serve as the beverage processor’s primary heat source; and that the switch from heavy fuel oil to electricity is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain crucial factors may affect the company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the company, including those set forth in the Risk Factors section of the company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com